Mark C Lee
E-mail: mark.lee@bullivant.com
January 30, 2007
Via EDGAR and Federal Express
Rolaine S. Bancroft
Staff Attorney
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Mail Stop 3561
Washington, DC 20549

Re:	Chartwell International, Inc.
Post-Effective Amendment No. 4 to Registration Statement on Form SB-2
Registration No. 333-129493
Dear Ms. Bancroft:
     On behalf of Chartwell International, Inc. (the “Company”), we are filing this post-effective amendment no. 4 (“Amendment”) to the Company’s post-effective amendment no. 3 to the registration statement on Form SB-2 originally filed with the Commission on December 5, 2006. This Amendment and letter is in response to the Staff’s comment letter dated January 16, 2007. We are including courtesy marked copies (to the extent possible) of the Amendment indicating the changes made thereon from the Company’s post-effective amendment no. 3 filed with the Commission on January 16, 2007. Each of our responses in this letter will be provided in the order of the comments raised by the Staff’s January 26, 2007 letter.
     Registration Statement
     Prospectus Summary, page 1
     In response to the Staff’s comment, the Company has (i) removed marketing language such as “successful” and “synergistically,” (ii) included descriptions of the types of commodities being transported, and (iii) included revenue and loss information for the most recent period available and pro forma for the most recent audited period, in this Amendment. The following sections are amended and restated to provide further clarity: “Prospectus Summary,” “Management’s Discussion and Analysis or Plan of Operation” and “Description of Business.”
     We hope that the foregoing addresses all of the Staff’s comments contained in its letter of January 16, 2007. Once the Staff has no further comments, the Company would like to be in

Securities and Exchange Commission
January 30, 2007

the position to seek effectiveness on its Post Effective Amendment No. 4 to its Registration Statement on Form SB-2. Further, in accordance with the Staff’s letter, we are attaching the Company’s acknowledgement.
Very truly yours,
/s/ Mark C Lee

cc:	Paul Biberkraut

Securities and Exchange Commission
ACKNOWLEDGEMENT

ACKNOWLEDGEMENT
Chartwell International, Inc., (the “Registrant”), hereby acknowledges the following:
1.	The Registrant is responsible for the adequacy and accuracy of the disclosure in all of its filings with the United States Securities and Exchange Commission (the “Commission”);

2.	The Staff’s comments, or changes to disclosure in response to the Staff’s comments in the Registrant’s filings reviewed by the Staff, do not foreclose the Commission from taking any action with respect to the Registrant’s filings; and

3.	The Registrant may not assert the Staff’s comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

Dated: January 30, 2007	Chartwell International, Inc.

/s/ Paul Biberkraut, Chief Financial Officer